December 10, 2007
Ms. Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Masco Corporation
Form 10-K for the year ended December 31, 2006
Filed February 27, 2007
File No. 1-5794
Dear Ms. Long:
I am writing to respond to your comment letter dated November 26, 2007, relating to the captioned filing.
Form 10-K for the fiscal year ended December 31, 2006
Business, page 2
1.	We note the discussion of various items under Risk Factors for which segment level disclosure appears to be required by Item 101(c)(1) of Regulation S-K. For example, your Business section contains little discussion of the sources and availability of raw materials, your reliance upon individual customers, and competitive conditions and the methods by which you compete, despite some general disclosure of these matters in various risk factors. In future filings, please disclose the information in subparagraphs (c)(1)(i)-(ix) of item 101 to the extent such information is material to your business taken as a whole.
Response: In future filings we will disclose the information required in subparagraphs (c)(1)(i)-(ix) of Item 101 to the extent such information is material to our business taken as a whole.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12
Business Segment Results Discussion, page 26
2.	In future filings please expand your discussion to disclose the extent to which the events discussed affected your components of income from continuing operations. In addition please disclose the extent to which changes in net sales are influenced by changes in the price or volume sold of your products, or to the introduction of new products. Refer to paragraphs (a)(3)(i) and (a)(3)(iii) to Item 303 of Regulation as well as Instruction 4 thereto.
Response: In future filings we will expand our disclosure to discuss the events that affected our components of income from continuing operations and the extent to which changes in net sales are influenced by changes in price or volume sold of our products, or to the introduction of new products as noted in paragraphs (a)(3)(i) and (a)(3)(iii) to Item 303 of Regulation S-K.

In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:
Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact me at 313 792-6044.

Sincerely,
/s/ John Sznewajs
John Sznewajs
Vice President, Treasurer and Chief Financial Officer